02018558

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
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SEC FILE NUMBER
8- 47639

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

RECEIVED FEB 28 2002

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
The Leaders Group, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
26 W. Dry Creek Circle, Suite 160
(No. and Street)

Littleton	Colorado	80120
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Wickersham — (303) 797-9080 #107
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rickords & Associates, P.C.
(Name — *if individual, state last, first, middle name*)

617 N. 17th Street, Suite 100	Colorado Springs	Colorado	80904
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 15 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David Wickersham, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Leaders Group, Inc., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President

Title

Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THE LEADERS GROUP, INC.

RICKORDS & ASSOCIATES, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

617 North 17th Street
Colorado Springs, CO 80904
(719) 444-0770 (800) 480-0770 Toll Free
(719) 444-0909 Fax (877) 457-2232 Toll Free Fax

The Board of Directors
The Leaders Group, Inc.

We have audited the accompanying statement of financial condition of The Leaders Group, Inc., (the Company) as of December 31, 2001 and 2000, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Leaders Group, Inc. as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

February 18, 2002

Rickords & Associates, P.C.
Rickords & Associates, P.C.

FINANCIAL STATEMENTS

The Leaders Group, Inc.
Statement of Financial Condition
December 31, 2001 and 2000

Assets

	2001	2000
Current assets:		
Cash	$1,324,483	$1,854,264
Accounts receivable	623,310	9,575
CRD deposit	6,368	12,030
Total current assets	1,954,161	1,875,869
Fixed assets:		
Equipment	54,532	44,072
Accumulated depreciation	(51,060)	(38,284)
Total fixed assets	3,472	5,788
Other assets:		
Deposits	8,131	3,773
Total assets	$1,965,764	$1,885,430

Liabilities and Stockholders' Equity

	2001	2000
Current liabilities:		
Accounts payable	$ 200,000	$ 393,910
Income taxes payable	4,385	241,594
Commissions payable	1,207,261	707,644
Total current liabilities	1,411,646	$1,343,148
Stockholders equity:		
Commons stock,$.10 par value, 10,000 shares issued and outstanding	$ 1,000	$ 1,000
Paid-in-capital	13,000	13,000
Retained earnings	540,118	528,282
Total stockholder's equity	554,118	542,282
Total liabilities and stockholders equity	$1,965,764	$1,885,430

The accompanying notes are an integral part of these financial statements.

The Leaders Group, Inc.
Statement of Income and Retained Earnings
For the years ended December 31, 2001 and 2000

	2001	2000
Revenues:		
Commissions & Consulting	$25,241,601	$23,064,733
Operations expense:		
Advertising	00	131
Bank charges	3,428	209
Commission	23,278,642	20,733,322
Consulting	123,500	123,072
Contributions	125	100
Depreciation	12,776	21,422
Dues & subscriptions	5,966	3,914
Equipment rental	7,575	10,950
Insurance	189,532	65,437
Interest	225	284
Licenses & permits	279,953	246,383
Management fee	360,090	521,809
Meetings	9,000	480
Miscellaneous	1,638	4,228
Office supplies	21,766	11,930
Payroll & Payroll Expense	647,647	416,603
Postage	14,785	16,467
Printing	2,923	2,585
Professional fees	63,707	63,551
Rent	62,692	52,983
Repairs	00	198
Supplies-Marketing	3,440	9,069
Taxes	41,488	31,852
Telephone	47,655	26,480
Training	1,408	230
Travel & entertainment	76,370	72,031
Website	580	1,890
Total operating expenses	25,256,911	22,437,610
Other income:		
Interest	31,531	46,484
Income from operations before provision for income taxes	16,221	673,607
Provision for income taxes		
Federal	3,313	220,767
State	1,072	31,436
Net Income	11,836	421,404
Retained Earnings, Beginning of Year	528,282	106,878
Retained Earnings, End of Year	$ 540,118	$ 528,282
Earnings per share	$ 1.18	$ 421.40

The accompanying notes are an integral part of these financial statements.

The Leaders Group, Inc.
Statement of Cash Flows
For the years ended
December 31, 2001 and 2000

	2001	2000
Cash Flows from Operating Activities		
Cash received from clients	$24,627,866	$23,255,432
Interest received	31,531	46,484
Cash paid to employees, supplies or services	(25,178,718)	(22,221,672)
Net Cash from Operating Activities	(519,321)	1,080,244
Cash Flows from Investing Activities:		
Purchase of property and equipment	(10,460)	(27,210)
Net cash Used by Investing Activities	(10,460)	(27,210)
Net Increase (Decrease) in Cash and Equivalents	(529,781)	1,053,034
Cash and Equivalents at Beginning of Year	1,854,264	801,230
Cash and Equivalents at End of Year	$ 1,324,483	$ 1,854,264

RECONCILIATION OF NET OPERATING INCOME
TO NET CASH FROM OPERATING ACTIVITIES

	2001	2000
Net income (Loss)	$ 11,836	$ 421,404
Adjustment to Reconcile Net Income to Net Cash Used by Operating Activities:		
Depreciation	12,776	21,422
Changes in assets and liabilities:		
Decrease/(Increase) in accounts receivable and deposits	(612,431)	(19,660)
Increase/(Decrease) in accounts payable and accrued expenses	68,498	657,078
Total adjustments	(531,157)	658,840
Net cash from Operating Activities	$ 519,321	$ 1,080,244

The accompanying notes are an integral part of these financial statements.

The Leaders Group, Inc.
Statements of Changes in Stockholders Equity
For the years ended
December 31, 2001 and 2000

	Common Stock	Paid-in Capital	Retained Earnings	Total
Balance, December 31, 1999	$1,000	$13,000	$106,878	$120,878
Net income, December 31, 2000	0	0	421,404	421,404
Balance, December 31, 2000	1,000	13,000	528,282	542,282
Net Income December 31, 2001	0	0	11,836	11,836
Balance, December 31, 2001	$1,000	$13,000	$540,118	$554,118

The accompanying notes are an integral part of these financial statements.

The Leaders Group, Inc.
Notes to Financial Statements
December 31, 2001 and 2000

(1) Organization and Business of the Company:

The Leaders Group, Inc. (TLG) is owned by David R. Wickersham and was incorporated under the laws of the State of Delaware in July, 1994. TLG was formed to provide turn-key broker-dealer and back office support for financial service professionals.

TLG was originally owned by D.E. Frey Group, Inc. In January 1995,SunAmerica Securities, Inc. acquired 100% of the equity ownership of TLG. Wickersham and Janney purchased all issued and outstanding stock of TLG as of July 10, 1995. On May 21, 1999,David R.Wickersham purchased from the Larry K. Janney Estate all of the stock owned by Larry K. Janney.

David R. Wickersham is now a 100% owner of stock in the corporation.

In accordance with regulations under the Securities Exchange Act of 1934 the Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of various exchanges and the National Association of Securities Dealers (NASD). This is a self-regulating body formed by the industry to protect its members and the investing public.

(2) Summary of Significant Accounting Policies:

a. Basis of Presentation

The financial statements include the accounts of the Company. The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal transactions, agency transactions, investment banking, investment advisory, and venture capital businesses.

b. Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities and commodities transactions are reported on a settlement date basis with regulated commission income and expenses reported on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

c. Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

d. Statement of Cash Flows

For purposes of the Consolidated Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

e. Deferred Compensation

No provision is made for holidays and sick leave pay since only those on commission basis would be eligible and there is no agreement. Any amounts determined for deferred compensation would be immaterial.

No provisions for salaried personnel.

f. Property and Equipment

Property and equipment are carried at cost. Maintenance and repairs are charged to costs as incurred. Expenditures for major betterments are capitalized. Gain or loss on retirement of property is included in income.

g. Estimates

There are no significant estimates used in preparation of financial statements. Depreciation is the only estimate present.

(3) Related Party Transactions:

Cold Creek Consulting is a wholly owned corporation of David R. Wickersham and management fees are paid to the company by The Leaders Group, Inc.

(4) Provision for Income Taxes:

Provision for income taxes amounted to $4,385 for 2001 (an effective rate of 37%). The actual tax expense for 2001 differs from the "expected" tax expense(computed by applying the U.S. Federal Corporate tax rate of 34% to earnings before income taxes) as follows:

Provision for income taxes amount to $252,203 for 2000 (an effective rate of 27%). The actual tax expense for 2000 differs from the "expected" tax expense(computed by applying the U.S. Federal Corporate tax rate of 34% to earnings before income taxes) as follows:

	2001	2000
Computed "expected" tax expense	$5,515	$229,026
Surtax exemption	(2,202)	(8,259)
State income tax	1,072	31,436
	$4,385	$252,203

(5) Net Capital Requirements:

Pursuant to the net capital provision of Rule 15c3-3 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provision. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2000, the Company had net capital and net capital requirements of approximately $526,479 and $89,543. The Company's net capital ratio was 2.55 to 1 at December 31, 2000. At December 31, 2001, the Company had net capital and net capital requirements of approximately $539,619 and $94,109. The Company's net capital ratio was 2.62 to 1 at December 31, 2001.

(6) Deferred Compensation:

No provision is made for holiday and sick leave pay.

(7) Financial Instruments:

The Company maintains two cash balances at the same financial institution. The balances are $59,447 and $1,265,036. Accounts at the institution are insured by the Federal Deposit Insurance Corporation up to $100,000. At December 31, 2001, there would be an uninsured cash balance of $1,224,483.

(8) Earnings Per Share:

Earnings per share of common stock were computed by dividing net income by the number of common shares outstanding for the year.

(9) Liabilities Subordinated to Claims of General Creditors:

There were no borrowings under subordination agreements at December 31, 2001.

The Company had no other debt at December 31, 2001.

(10) Capital Stock:

A summary of the corporation's capital stock at December 31, 2001 is as follows:

Common stock -- $.10 per value
Authorized -- 10,000 shares
Issued and outstanding -- 10,000 shares

(12) Risk

a. Cash--bank balances are above the amount covered by FDIC insurance and employees are bonded.

b. The company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event conterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

SUPPLEMENTARY INFORMATION

FORM X-17A-5

3/91

FOCUS REPORT

(5-31-87)

(Financial and Operational Combined Uniform Single Report)

PART IIA [12]

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [ ] 16   2) Rule 17a-5(b) [ ] 17   3) Rule 17a-11 [ ] 18

4) Special request by designated examining authority [ ] 19   5) Other [ ] 26

NAME OF BROKER-DEALER: The Leaders Group, Inc. [13]

SEC FILE NO. [14]

FIRM ID. NO. [15]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.)

26 W. Dry Creek Circle   Suite 160 [20]

(No. and Street)

Littleton [21]   Colorado [22]   80120 [23]

(City)   (State)   (Zip Code)

FOR PERIOD BEGINNING (MM/DD/YY): 1/1/01 [24]

AND ENDING (MM/DD/YY): 12/31/01 [25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Wickersham [30]

(Area Code)—Telephone No.: (303) 797-9080 [31]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT:

		OFFICIAL USE	
None	32		33
	34		35
	36		37
	38		39

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS? YES [X] 40   NO [ ] 41

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [X] 42

EXECUTION:

The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the 26 day of Feb 19 2002

Manual signatures of:

1) [signature]
Principal Executive Officer or Managing Partner

2) [signature]
Principal Financial Officer or Partner

3) ______________________
Principal Operations Officer or Partner

ATTENTION—Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER The Leaders Group, Inc. | N 3 | [100]

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 12/31/01 [99]

SEC FILE NO. ____ [98]

Consolidated [198]

Unconsolidated [199]

ASSETS

	Allowable		Non-Allowable		Total	
1. Cash	$ 1,324,483	200			$ 1,324,483	750
2. Receivables from brokers or dealers:						
A. Clearance account		295				
B. Other	623,310	300	$	550	623,310	810
3. Receivables from non-customers		355		600		830
4. Securities and spot commodities owned, at market value:						
A. Exempted securities		418				
B. Debt securities		419				
C. Options		420				
D. Other securities		424				
E. Spot commodities		430				850
5. Securities and/or other investments not readily marketable:						
A. At cost $ ____ [130]						
B. At estimated fair value		440		610		860
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:		460		630		880
A. Exempted securities $ ____ [150]						
B. Other securities $ ____ [160]						
7. Secured demand notes:		470		640		890
market value of collateral:						
A. Exempted securities $ ____ [170]						
B. Other securities $ ____ [180]						
8. Memberships in exchanges:						
A. Owned, at market $ ____ [190]						
B. Owned, at cost				650		
C. Contributed for use of the company, at market value				660		900
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships		480		670		910
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization	3,472	490		680	3,472	920
11. Other assets		535	14,499	735	14,499	930
12. TOTAL ASSETS	$ 1,951,265	540	$ 14,499	740	$ 1,965,764	940

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER The Leaders Group, Inc. as of 12/31/01

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities		A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable		$ [1045]	$ [1255]	$ [1470]
14. Payable to brokers or dealers:				
A. Clearance account		[1114]	[1315]	[1560]
B. Other		[1115]	[1305]	[1540]
15. Payable to non-customers		[1155]	[1355]	[1610]
16. Securities sold not yet purchased, at market value			[1360]	[1620]
17. Accounts payable, accrued liabilities, expenses and other		1,411,646 [1205]	[1385]	1,411,646 [1685]
18. Notes and mortgages payable:				
A. Unsecured		[1210]		[1690]
B. Secured		[1211]	[1390]	[1700]
19. Liabilities subordinated to claims of general creditors:				
A. Cash borrowings:			[1400]	[1710]
1. from outsiders	$ [970]			
2. Includes equity subordination (15c3-1 (d)) of	$ [980]			
B. Securities borrowings, at market value: from outsiders	$ [990]		[1410]	[1720]
C. Pursuant to secured demand note collateral agreements:			[1420]	[1730]
1. from outsiders	$ [1000]			
2. Includes equity subordination (15c3-1 (d)) of	$ [1010]			
D. Exchange memberships contributed for use of company, at market value			[1430]	[1740]
E. Accounts and other borrowings not qualified for net capital purposes		[1220]	[1440]	[1750]
20. TOTAL LIABILITIES		$ 1,411,646 [1230]	$ [1450]	$ 1,411,646 [1760]

Ownership Equity

		Total
21. Sole proprietorship		$ [1770]
22. Partnership (limited partners	$ [1020])	[1780]
23. Corporation:		
A. Preferred stock		[1791]
B. Common stock		1,000 [1792]
C. Additional paid-in capital		13,000 [1793]
D. Retained earnings		540,118 [1794]
E. Total		554,118 [1795]
F. Less capital stock in treasury		( ) [1796]
24. TOTAL OWNERSHIP EQUITY		$ 554,118 [1800]
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY		$ 1,965,764 [1810]

OMIT PENNIES

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER The Leaders Group, Inc. **as of** 12/31/01

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition			$ 554,118	3480
2.	Deduct ownership equity not allowable for Net Capital			( )	3490
3.	Total ownership equity qualified for Net Capital			554,118	3500
4.	Add:				
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
	B. Other (deductions) or allowable credits (List)				3525
5.	Total capital and allowable subordinated liabilities			$ 554,118	3530
6.	Deductions and/or charges:				
	A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)	$ 14,499	3540		
	B. Secured demand note deficiency		3590		
	C. Commodity futures contracts and spot commodities-proprietary capital charges		3600		
	D. Other deductions and/or charges		3610	(14,499)	3620
7.	Other additions and/or allowable credits (List)				3630
8.	Net capital before haircuts on securities positions			$ 539,619	3640
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f)):				
	A. Contractual securities commitments	$	3660		
	B. Subordinated securities borrowings		3670		
	C. Trading and investment securities:				
	1. Exempted securities		3735		
	2. Debt securities		3733		
	3. Options		3730		
	4. Other securities		3734		
	D. Undue Concentration		3650		
	E. Other (List)		3736	( )	3740
10.	Net Capital			$ 539,619	3750

OMIT PENNIES

3/78

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER The Leaders Group, Inc. as of 12/31/01

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19)	$ 94,109	3756
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$ 5,000	3758
13.	Net capital requirement (greater of line 11 or 12)	$ 94,109	3760
14.	Excess net capital (line 10 less 13)	$ 445,510	3770
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	$ 398,454	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition			$ 1,411,646	3790
17.	Add:				
	A. Drafts for immediate credit	$	3800		
	B. Market value of securities borrowed for which no equivalent value is paid or credited	$	3810		
	C. Other unrecorded amounts (List)	$	3820	$	3830
19.	Total aggregate indebtedness			$ 1,411,646	3840
20.	Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10)			% 2.62	3850
21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)			%	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22.	2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$	3870
23.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	3880
24.	Net capital requirement (greater of line 22 or 23)	$	3760
25.	Excess net capital (line 10 less 24)	$	3910
26.	Net capital in excess of: 5% of combined aggregate debit items or $120,000	$	3920

OMIT PENNIES

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER The Leaders Group, Inc.

For the period (MMDDYY) from 1/1/01 [3932] to 12/31/01 [3933]

Number of months included in this statement 12 [3931]

STATEMENT OF INCOME (LOSS)

EVENUE

1.	Commissions:		
	a. Commissions on transactions in exchange listed equity securities executed on an exchange	$	3935
	b. Commissions on listed option transactions		3938
	c. All other securities commissions		3939
	d. Total securities commissions		3940
.	Gains or losses on firm securities trading accounts		
	a. From market making in options on a national securities exchange		3945
	b. From all other trading		3949
	c. Total gain (loss)		3950
.	Gains or losses on firm securities investment accounts		3952
4.	Profit (loss) from underwriting and selling groups		3955
.	Revenue from sale of investment company shares	22,945,916	3970
.	Commodities revenue		3990
7.	Fees for account supervision, investment advisory and administrative services		3975
8.	Other revenue	2,327,216	3995
.	Total revenue	$ 25,273,132	4030

EXPENSES

.	Salaries and other employment costs for general partners and voting stockholder officers	$ 185,928	4120
11.	Other employee compensation and benefits	502,977	4115
.	Commissions paid to other broker-dealers		4140
	Interest expense		4075
	a. Includes interest on accounts subject to subordination agreements [4070]		
14.	Regulatory fees and expenses		4195
	Other expenses	24,569,078	4100
.	Total expenses	$ 25,257,983	4200

T INCOME

17.	Net income (loss) before Federal income taxes and items below (item 9 less item 16)	$ 15,149	4210
	Provision for Federal income taxes (for parent only)	3,313	4220
	Equity in earnings (losses) of unconsolidated subsidiaries not included above		4222
	a. After Federal income taxes of [4238]		
20.	Extraordinary gains (losses)		4224
	a. After Federal income taxes of [4239]		
.	Cumulative effect of changes in accounting principles		4225
22.	Net income (loss) after Federal income taxes and extraordinary items	$ 11,836	4230

NTHLY INCOME

	Income (current month only) before provision for Federal income taxes and extraordinary items	$	4211

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER The Leaders Group, Inc.

For the period (MMDDYY) from 1/1/01 to 12/31/01

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period			$ 528,282	4240
A. Net income (loss)			11,836	4250
B. Additions (Includes non-conforming capital of	$	4262)		4260
C. Deductions (Includes non-conforming capital of	$	4272)		4270
2. Balance, end of period (From item 1800)			$ 540,118	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	$ 0	4300
A. Increases		4310
B. Decreases		4320
4. Balance, end of period (From item 3520)	$ 0	4330

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER The Leaders Group, Inc. as of 12/31/01

Exemptive Provision Under Rule 15c3-3

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k) (1)—$2,500 capital category as per Rule 15c3-1		4550
B. (k) (2)(A)—"Special Account for the Exclusive Benefit of customers" maintained		4560
C. (k) (2)(B)—All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm	4335	4570
D. (k) (3)—Exempted by order of the Commission		4580

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed withdrawal or Accrual See below for code to enter	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (yes or no)
4600	4601	4602	4603	4604	4605
4610	4611	4612	4613	4614	4615
4620	4621	4622	4623	4624	4625
4630	4631	4632	4633	4634	4635
4640	4641	4642	4643	4644	4645
4650	4651	4652	4653	4654	4655
4660	4661	4662	4663	4664	4665
4670	4671	4672	4673	4674	4675
4680	4681	4682	4683	4684	4685
4690	4691	4692	4693	4694	4695

TOTAL $ none 4699

OMIT PENNIES

Instructions: Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

WITHDRAWAL CODE: DESCRIPTION

1. Equity Capital
2. Subordinated Liabilities
3. Accruals
4. 15c3-1(c)(2)(iv) Liabilities

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

Rickords & Associates, P.C.

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

Name (If individual, state last, first, middle name)

617 N. 17TH STREET, SUITE 100	COLORADO SPRINGS	CO 70	80904
ADDRESS Number and Street	City	State	Zip Code

71	72	73	74

Check One

(X)	Certified Public Accountant	75	FOR SEC USE
( )	Public Accountant	76	
( )	Accountant not resident in United States or any of its possessions	77	

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD				
50	51	52	53				

THE LEADERS GROUP, INC.

Computation for Determination of Reserve
Requirements in accordance with Rule 15c3-3

and

Reconciliation of Computation of Reserve
Requirements pursuant to Rule17a5(d)(4)

and

Information Relating to the Possession or
Control Requirements under rule 15c3-3

Under the Securities Exchange Act of 1934

December 31, 2001

Under Rule 15c3-3(k)(1) The Leaders Group, Inc. is exempt from a computation for termination of Reserve Requirements are required under Rule 15c3-3 the respective Reconciliation of Computation for determination of Reserve Requirements are required under Rule 17a5(d)(4) and information relating to the possession of control required under Rule 15c3-3.

THE LEADERS GROUP, INC.

Computation of Aggregate indebtedness and net capital in accordance with Rule 15c-1 under the Securities Exchange Act of 1934.

December 31, 2001

Aggregate indebtedness:	
Accrued expenses	$1,411,646
Total aggregate indebtedness	$1,411,646
Net capital:	
Credit items:	
Retained earnings	$ 540,118
Additional paid-in capital and common stock	14,000
Total credit items	554,118
Deductions and charges:	
Nonallowable assets	
Other deductions	14,499
Total deductions and charges	14,499
Net capital	$ 539,619
Capital requirements:	
Required capital	$ 94,109
Net capital in excess of requirements	445,510
Net capital	$ 539,619
Ratio of aggregate indebtedness to net capital	2.62 to 1

There were no liabilities subordinated to claims of general creditors.

THE LEADERS GROUP, INC.

Reconciliation of Net Capital Pursuant to Rule 15c3-1
Under the Securities Exchange Act of 1934

December 31, 2001

Computation of Net Capital:

Net capital as reported on 17a-Part IIA (Focus Report) as of December 31, 2001	$539,619

There were no adjustments that affect net capital.

THE LEADERS GROUP, INC.

Reconciliation of Net Capital Pursuant to Rule 15c3-1
Under the Securities Exchange Act of 1934

December 31, 2001

Computation of Net Capital:

Net capital as reported on 17a-Part IIA (Focus Report) as of December 31, 2001	$539,619

RICKORDS & ASSOCIATES, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

617 North 17th Street
Colorado Springs, CO 80904
(719) 444-0770 (800) 480-0770 Toll Free
(719) 444-0909 Fax (877) 457-2232 Toll Free Fax

Accountants' Report of Material Inadequacies

Our examination of the basic financial statements presented in the preceding section of this report was made in accordance with Rule 17a-5(j). In our opinion, no material inadequacies were found to exist in the accounting system and procedures or the system for handling and safeguarding customer's securities during the periods ended December 31, 2001 and 2000.

Rickords & Associates, P.C.
Rickords & Associates, P.C.

February 18, 2002

RICKORDS & ASSOCIATES, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

617 North 17th Street
Colorado Springs, CO 80904
(719) 444-0770 (800) 480-0770 Toll Free
(719) 444-0909 Fax (877) 457-2232 Toll Free Fax

Board of Directors
The Leaders Group, Inc.:

In planning and performing our audit of the financial statements and supplemental schedules of The Leaders Group, Inc. (the Company), for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Fedearl Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded

properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the Securities Exchange Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association of Securities Dealers, Inc. (NASD), and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Rickords & Associates, P.C.
Rickords & Associates, P.C.

Rickords & Associates, P.C.
Colorado Springs, Colorado
February 18, 2002